# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL ELECTRONICS INC, CIK 0000101984
CUSIP: 913483103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SUITE H300, SCOTTSDALE, Arizona (AZ), 85254
Date of event which requires filing of this statement: 08/25/2025
Amends the filing with accession number 0001539497-25-001264
Filed by CIK 0002037231
Persons authorized to receive notices and communications: BENJAMIN NATTER, KENT LAKE PR LLC, Carr. 115 km 12.1 Ave., Albizu Campos #2490 Suite 28, Rincon, Puerto Rico (PR), 00677, 415-237-0007; SEBASTIAN ALSHEIMER, ESQ., WILSON SONSINI GOODRICH & ROSATI, 1301 Avenue of the Americas, New York, New York (NY), 10019, (212) 999-5800

## Reporting persons
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 990,870; sole dispositive power 0; shared dispositive power 990,870; aggregate amount beneficially owned 990,870 (7.4% of the class)
- Kent Lake PR LLC (CIK 0002037231): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Puerto Rico (PR); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 990,870; sole dispositive power 0; shared dispositive power 990,870; aggregate amount beneficially owned 990,870 (7.4% of the class)
- Benjamin Natter: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 990,870; sole dispositive power 0; shared dispositive power 990,870; aggregate amount beneficially owned 990,870 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: UNIVERSAL ELECTRONICS INC
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SUITE H300, SCOTTSDALE, Arizona (AZ), 85254
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended as follows:

The securities purchased by Kent Lake Partners, were purchased with working capital in open market purchases as set forth in Exhibit 1, which is incorporated by reference herein. The aggregate purchase price of the 990,870 Shares directly owned by Kent Lake Partners is approximately $8,850,076, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially own 990,870 shares in the aggregate, representing approximately 7.4% of the outstanding Shares. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon approximately 13,336,969 outstanding, as of August 5, 2025, which is the total number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting power and sole investment power with respect to the Shares beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: During the past 60 days, none of the Reporting Persons has effected any transaction in the Shares, except as set forth in Exhibit 1, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 1: Transactions in the Shares.

## Signatures
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (08/27/2025)
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (08/27/2025)
- Benjamin Natter: /s/ Benjamin Natter, Managing Member (08/27/2025)